RESOURCE ACQUISITION GROUP, INC.
2770 S. Maryland Pkwy, Ste 314
Las Vegas, Nevada 89109
Tel. (702) 731-3535
Fax: (702) 731-3388

                     March 31, 2011

Mr. Edward M. Kelly
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Resource Acquisition Group, Inc. Current Report on Form 8-K dated February 14, 2011 and filed February 14, 2011 Annual Report on Form 10-K for the fiscal year ended December 31, 2010 File No.000-53244

Dear Mr. Kelly:

Reference is made to your comment letter, dated March 14, 2011, relating to the subject Form 8-K and Form 10-K (the “Comment Letter”).  Set forth below are the comments contained in the Comment Letter followed by our response thereto. Unless otherwise specified in our responses, references to page numbers are to the version of the document subject to the Comment Letter, and not to the amended version we are filing with the submission of this letter. Contemporaneously with the filing of this letter we are filing amendments to each of the above referenced forms.

8-K

General

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

2. Please expand your discussion and analysis of revenue for all periods presented to quantify:

●     The changes in same store sales.

● The impact on revenues of stores opened within the last 12 months.

●     The impact on revenues of stores closed within the last 12 months.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

Please refer to Item 303(A) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response: The sales of the same stores operating throughout 2009 and 2010 which were not part of the restructuring remained at the same level, or $169,553,229 in 2010 and $169,256,343 in 2009, an increase of $296,886 or 1.7%. The sales of the stores that were closed as part of the restructuring were $40,679,140 in 2009 and $8,291,660 in 2010. The sales of the newly opened stores were $8,587,697 in 2009 and $33,197,718 in 2010.

3. Please disclose when during fiscal year 2009 the 24 stores were closed and the nine stores were opened.

Response: Please see the table below.

	2009		2010
	Stores Closed	Stores Opened	Stores Closed	Stores Opened
January	2	-	-	1
February	1	-	-	-
March	8	2	-	-
April	4	1	-	-
May	-	-	-	2
June	-	-	-	-
July	-	1	-	-
August	3	1	1	-
September	4	-	-	-
October	1	-	-	-
November	-	1	-	-
December	-	-	-	-
Total	23	6	1	3

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

4. We note that you attribute the decline in gross profit margin to the store closures made subsequent to the acquisition of Gros. It is unclear how this explanation provides investors with a complete understanding of the decline in your gross profit margin for the nine month period ended September 30, 2010 as compared to the prior period since the margin is a percentage of revenues recognized and revenues also declined due to the store closings. Please provide investors an understanding why costs did not decline at the same rate as revenues.

Response: We have revised the disclosure accordingly in the Management's Discussion and Analysis of Financial Condition and Results of Operations section which presents the financial results for the fiscal years ended December 31, 2010 and 2009.

5. Please disclose the amount of restructuring costs recognized during each period presented for the store closings.

Response: The restructuring costs recognized during 2009 and 2010 were $135,927 and $7,480, respectively.

Liquidity and Capital Resources, page 25

6. We note that total current assets were significantly less than total current liabilities as of September 30, 2010 and December 31, 2009. Please provide investors a comprehensive explanation on how you determined that you will be able to meet your obligations within the next 12 months, including the specific course of action that you intend to take to meet your obligations as they become due. Please note that your discussion and analysis of your liquidity position is to include an analysis of your short term and long term sources of cash flows and your short term and long term uses of cash flows. Please provide investors a detailed explanation on the implications to your business and to them if you are unable to meet your obligations as they become due. Please refer to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Response: We have revised the disclosure accordingly in the liquidity sub-section of the Management's Discussion and Analysis of Financial Condition and Results of Operations section.

7. We note that your accounts receivable includes your marketing activities on behalf of your suppliers. We further note that vendor allowances totaled $2 million for the nine months ended September 30, 2010 as compared to your accounts receivable balance of $1.3 million as of September 30, 2010. Please provide investors an aging of your accounts receivable balance.

Response:  None of our current accounts receivable have aging of more than 30 days.

Contractual Obligations, page 29

8. Please include interest payments in your contractual obligations table. This disclosure will increase transparency of your cash flows as it relates to your debt obligations. To the extent that the interest rates are variable and unknown, please use your judgment to determine the amount to include in your table for estimates of future variable rate interest payments. Please also provide the disclosures of your assumptions for the variable interest payments. Please refer to Item 303(A)(5) of Regulation S-K for guidance.

Response: We have revised the disclosure in the contractual obligations table accordingly.

Critical Accounting Policies and Estimates, page 30

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

9. Please include the estimated fair values of the assets and liabilities acquired from your acquisition of Gros on January I, 2009 as a critical accounting estimate. Please ensure your discussion provides investors a comprehensive understanding of the critical estimates you made when estimating the fair value of each of the assets acquired and the liabilities assumed, including how those estimates impacted your determination of fair value and the factors and circumstances that could result in a change in estimate in the future. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response: We have revised the disclosure accordingly by adding a critical accounting estimate.

10. We note that goodwill is 28.4% of total assets and 48.4% of total stockholders' equity as of December 31, 2009. As such, please include your evaluation of goodwill for impairment as a critical accounting estimate, or provide us a comprehensive explanation why the estimates associated with your evaluation of goodwill for impairment are not critical. Your disclosure should provide investors an understanding on how you determined your reporting units and the number of reporting units with allocated goodwill; the method(s) used to estimate the fair value of your reporting units; and the critical estimates used in the method(s). To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units in the aggregate or individually could materially impact your operating results or total equity, please provide the following disclosures for each of these reporting units:

●	The percentage by which fair value exceeds the carrying value as of the most recent step one test.

●	The amount of goodwill.

●
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

●	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response: We have revised the disclosure accordingly by adding a critical accounting estimate.

Our Directors and Executive Officers, page 35

11. Please revise your Item 401(f) disclosure to cover events that occurred during the past 10 years.

Response: We have revised accordingly.

12. We note that you conduct substantially all of your operations in Kazakhstan. To enhance our understanding of how you prepare your financial statements, we ask that you provide us information that will help us answer the following questions.

· How do you maintain your books and records and prepare your financial statements?

●
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

●
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

· What is the background of the people involved in your financial reporting?

●
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U-S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

▪	What role he or she takes in preparing your financial statements.

▪	What relevant education and ongoing training he or she has had relating to U.S.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

▪	The nature of his or her contractual or other relationship to you.

▪	Whether he or she holds and maintains any professional designations such as
Certified Public Accountant (U.S.) or Certified Management Accountant.

▪	About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

●	If you retain an accounting firm or other similar organization to prepare your U.S. GAAP financial statements. please tell us:

▪	The name and address of the accounting firm or organization.

▪	The qualifications of their employees who perform the services for your company.

▪	How and why they are qualified to prepare your financial statements.

▪	How many hours they spent last year performing these services for you.

▪	The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

●
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us their names, but please tell us:

▪	Why you believe they are qualified to prepare your financial statements.

▪	How many hours they spent last year performing these services for you.

▪	The total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Response: We have retained a U.S. certified public accounting firm, Pickard & Green, CPAs, to prepare our U.S. GAAP financial statements and assist us with our financial disclosures.  Pickard & Green’s information and qualifications are below:

(a)	Name and Address: Pickard & Green, CPAs; 28382 Constellation Road,Valencia, California 91355

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

(b)
Qualifications and Personnel:  Kevin Pickard, partner, is directly responsible for preparing our U.S. GAAP financial statements.  Mr. Pickard has practiced as a CPA for over 22 years and is licensed in California, Arizona and North Carolina.  Mr. Pickard is assisted by Trent Wallin, a CPA licensed in California.  Mr. Wallin has practiced as a CPA for over 3 years and is fluent in reading and speaking Russian.

(c)
Reasons for Qualification:  Mr. Pickard is a CPA and has over 22 years of experience working with various U.S. accounting firms, including an international accounting firm for more than 9 years. Mr. Pickard has extensive experience supervising, planning and performing financial statement audits and reviews for public and private companies, preparing financial statement compilations and related footnote disclosures and special reports, and preparing corporate, partnership and personal income tax returns.  Mr. Pickard has a strong background in accounting systems and financial operations reporting in a variety of industries.  Pickard & Green currently provides similar services to several other U.S. publicly listed companies.

(d)
Hours Spent Performing Company’s Work: Pickard & Green spent approximately 450 hours on the preparation of financial statements for the year ended December 31, 2009 and 2008 and the quarterly financial statements for the September 30, 2010 filing period.

(e)	Pickard & Green invoiced us $80,000 for their services.

Certain Relationships and Related Party Transactions, pace 39

13. We note that SM Market entered into lease agreements for six of its stores in 2009 with related parties. Please tell us what consideration you have given to filing the lease agreements as exhibits under Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: We have 35 stores and one distribution center, all of which are operated by us under the standard leases that we use in our business practice. This includes the leases with related parties which we consider to be made in the ordinary course of business.

14. We note disclosure under the "Notes" subparagraph on page 41 indicates that the company's obligations under the note are guaranteed by Oxenuk Equity Fund Corp., which is a related party. Please revise your Item 404 disclosure as appropriate. See Item 404(d) of Regulation S-K and Instruction 1 to Item 404(d). Further, please tell us what consideration you have given to filing any agreement that evidences the terms of the guaranty as an exhibit under Item 601(b)(10) of Regulation S-K.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

Response: We have revised accordingly. We have filed the agreement evidencing the terms of the guarantee as an exhibit to the amended current report on Form 8-K/A filed concurrently with this response.

15. We note disclosure in "Note 9 - Line of Credit" on page F-15 indicates that the company entered into a secured line of credit agreement that is secured by real estate owned by a related party entity and guarantees from two additional related parties. Please revise your Item 404 disclosure as appropriate. See Item 404(d) of Regulation S-K and Instruction I to Item 404(d). Also, please tell us what consideration you have given to filing the line of credit agreement as an exhibit under hem 601(b)(10) of Regulation S-K.

Response: We have revised accordingly. We have filed the line of credit agreement as an exhibit to the amended current report on Form 8-K/A filed concurrently with this response.

16. If applicable, provide the disclosure on any promoter as required by Item 404(c) of Regulation S-K.

Response: Not applicable.

Description of Securities, page 40

17. Please disclose that the description of your capital stock, certificate of incorporation, and bylaws is a summary of their material provisions. Also, please file the certificate of incorporation and bylaws as exhibits under Item 601(b)(3) of Regulation S-K.

Response: We have revised accordingly. We have filed the certificate of incorporation and bylaws as exhibits to the amended current report on Form 8-K/A filed concurrently with this response.

Changes in Registrant's Certifying Accountant, page 42

18. We note your disclosure that there were no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K. However, we note from your fiscal year 2010 Form 10-K that you and your independent public accounting firm identified a material weakness in your internal control over financial reporting, which is a reportable event. Please refer to Item 304(a)(1)(v)(A) of Regulation S-K for guidance. As such, please revise your disclosure for this reportable event and any other reportable event that may have occurred during the two most recent fiscal years and subsequent interim period through the date of dismissal. Please also include as an exhibit and updated letter from your independent public accounting firm in accordance with Item 304(a)(3) of Regulation S-K.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

Response: Under Item 304(a)(1)(v) of Regulation S-K, a reportable event is described as an instance when, “The accountant's having advised the registrant that the internal controls necessary for the registrant to develop reliable financial statements do not exist.” As stated under Item 9A(T) of the company’s Form 10-K for fiscal year 2010, “This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.” As a result, there was no reportable event as this term is described in Item 304(a)(1)(v) of Regulation S-K.

Financial Statements and Exhibits, page 44:

19. Please provide audited financial statements for fiscal year 2007 for American Retail Group, Inc. (ARG). Otherwise, please tell us how you determined that ARG meets the definition of a smaller reporting company. Please refer to Rule 12b-2 of the Exchange Act for the definition of a smaller reporting company.

Response: Under Rule 405(1) promulgated under the Securities Act, an issuer with a public float of less than $75 million as of the last business day of its most recently completed fiscal quarter qualifies as a smaller reporting company. According to the company’s Form 10-K for fiscal year 2010, it had a public float of $5,745 as of the last day of its second fiscal quarter and therefore qualifies as a smaller reporting company. Additionally, under Rule 405(2), in a case of an initial registration statement under the Exchange Act, an issuer with a public float of less than $75 million as of a date within 30 days of the date of filing of the registration statement qualifies as a smaller reporting company. The number of shares held by non-affiliates before filing on February 14, 2011 Form 10 Exchange Act registration statement information as part of current report on Form 8-K was 2,300,000 million shares computed by subtracting from 20,801,603 shares outstanding 18,501,603 shares held by affiliates of the company. The public float of such shares was well below the $75 million threshold as of any given date within 30 days of the filing date of February 14, 2011. As a result, the company qualifies as a smaller reporting company under Rule 405(2) as well.

20. We note that ARG completed an acquisition that has been included in ARG's audited financial statements for fiscal year 2009. Please include audited financial statements for Gros Chain of Supermarkets, LLP (Gros) for fiscal years 2008 and 2007 in an amendment to the Form 8-K to meet ARG's reporting requirements under Article 3-05 of Regulation S-X for the significant acquisition. Otherwise, please demonstrate for us how Gros did not meet the significance threshold of over 50% for the significance tests. Please refer to Articles 1-02(w) and 3-05 of Regulation S-X for guidance.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

Response: Audited financial statements of ARG for the years ended December 31, 2010 and 2009 filed concurrently with this response as part of the current report on Form 8-K/A include the operations of Gros in accordance with FRM 2030.4.

21. We note that you have provided interim financial information in the Form 8-K for ARG for the nine months ended September 30, 2010. Please confirm to us that you will file on Form 8-K the audited financial statements for American Retail Group, inc. for the fiscal year 2010 to avoid any lapse in financial reporting. Please tell us when you expect to file the Form 8-K.

Response: Audited financial statements of ARG for the fiscal year 2010 filed concurrently with this response as part of the current report on Form 8-K/A.

Common Stock, page 60

22. Please indicate whether holders of the common stock have cumulative voting rights. See Item 202(a) of Regulation S-K.

Response: The holders of common stock do not have cumulative voting rights.

Report of Independent Registered Public Accounting Firm, page F-2

23. Please request Femida-Audit OOO to separately report on its audit of ARG's two fiscal years ended December 31, 2009 and its review of ARG's nine months ended September 30, 2010 and September 30. 2009 as the scope of an audit is significantly different from the scope of a review. Please include the audit and review reports in an amendment to the Form 8-K. Please refer to AU Section 508 for guidance on preparing a report on audited financial statements and AU Section 722.37 - .46 for guidance in preparing a review report by an independent registered public accounting firm.

Response: Audited financial statements of ARG for the years ended December 31, 2010 and 2009 including the required auditors’ report have been filed concurrently with this response.

Consolidated Statements of Income and Other Comprehensive Income (Loss), page F-4

24. Please reclassify the gains and losses on disposal of assets to be included within income from operations. Please refer to ASC 360-10-45-5 for guidance.

Response: We have revised accordingly.

Consolidated Statement of Stockholders' Equity, page 5

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

25. We note your disclosure that ARG completed a reverse merger with SM Market's shareholders for 12 million shares of its common stock on March 10, 2010. In a reverse merger between an operating company and a shell company, the statement of stockholders' equity in the recapitalized entity should reflect the accounting acquirer's historical statement of stockholders' equity with adjustments made similar to a stock split; however, the par value is adjusted to reflect the accounting acquirer's historical par value with the different reflected in retained earnings. For the statement of stockholders' equity presented, it appears as though the shares issued in the reverse merger were pushed back to the beginning of the period. In this regard, you have not reflected any shares associated with the partner capital contributions made during fiscal years 2008 and 2009 and the shares issued to Eldorado Invest Company (Eldorado) during fiscal year 2009. Please revise. Please also tell us the number of shares SM Market exchanged for the 12 million shares in ARG. SM Market's historical retained earnings amounts should be the same after the reverse merger. Also, please confirm that ARG had a zero balance for total stockholders' equity as of March 10, 2010. In this regard, the amount included in the total stockholders' equity column for the post-reverse merger statement for ARG should be the ending total stockholders' equity balance as of March 10, 2010.

Response: We believe that we have properly reflected the statement of stockholders’ equity to show stockholder’s equity of the accounting acquirer.  We did however, adjusted our statement of stockholders’ equity to reflect shares issued to Eldorado for the $60 million paid for the acquisition of Gros. We also confirm that ARG has a zero balance in stockholders’ equity as of March 10, 2010.

26. We note your disclosure in Note 10 that you recognized interest expense for the unsecured, interest-free loan agreement with ELIKA against additional paid-in capital. Based on your disclosures, total interest expense recognized from the start of the loan in fiscal year 2008 through September 30, 2010 is $3,607,575, Please tell us where the interest expense has been reflected in the statements of stockholders' equity. Please note that the reverse merger should not have changed your recognition of this item during each fiscal year presented.

Response: At the time the note was issued, the Company discounted the note and recorded a debt discount of $4,240,676 with a corresponding credit to Additional Paid-in Capital.  Each period thereafter, the Company amortized the debt discount and recorded interest expense.  The entry would have been a debit to interest expense and a credit to debt discount.  The note payable was presented on the balance sheet, net of debt discount.

27. Please tell us what the debt discount on loan payable in the amount of $4,240,676 recognized during fiscal year 2008 represents, including the specific authoritative literature that supports your accounting.

Response: The debt discount of $4,240,676 relates to the imputed interest calculated on the ELIKA note payable.  ASC 310-10-30-2 states that when a note is received solely for cash and no other right or privilege is exchanged, it is presumed to have a present value at issuance measured by the cash proceeds exchanged. The note was an interest free note. However, the Company determined that although the loan was not made with a related party, it was not made at an arm’s lengths transaction since it was an interest free loan due in two years.  Therefore, the Company believed that the foregone interest should be treated as a capital contribution with a corresponding debit to debt discount.

Consolidated Statements of Cash Flows, page F-6

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

28. We note your disclosure on page F-11 that the amounts recognized in the statements of cash flows will not necessarily agree with the changes in assets and liabilities from the consolidated balance sheets due to foreign currency translations. However, the differences noted between the changes in assets and liabilities and the cash flows recognized are significant. Please provide us reconciliations between the consolidated statements of cash flows and the consolidated balance sheets for accounts receivable, advances to suppliers, inventory, other current assets, and accounts payable and accrued expenses.

Response: Per review of the cash flow worksheet, the majority of the difference is due to the change in exchange rate from $0.008070 at 12/31/08 to $.006630 at 12/31/09 and the acquisition of Gros. Included in the inventory and accounts payable numbers at 12/31/09 are the inventory and accounts payable acquired during the Gros acquisition. See the reconciliation below:

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

Exchange Rate 12/31/08	$0.008070
Exchange Rate 12/31/09	$0.006630
Average Exchange Rate	$0.006900
1/1/09 rate - GROS purchase	$0.008110				Non Cash
	SM Market	SM Market			Acquisition of
	Balance	Balance			GROS Chain
	12/31/2009	12/31/2008	Difference	Operating	Noncash	Total

Account Receivable	441,520,874	435,560,532	(5,960,342)	(5,960,342)		-
Advances to suppliers	96,523,206	79,358,092	(17,165,114)	(17,165,114)		-
Inventory	4,540,218,960	1,856,830,430	(2,683,388,530)	(272,087,383)	(2,411,301,147)	-
Other current assets	17,395,517	3,745,668	(13,649,849)	(13,649,849)		-
Accounts payable	(5,709,887,693)	(1,986,331,040)	3,723,556,653	1,312,255,506	2,411,301,147	-
						-
	USD 2009 Balance at 2009 rate	USD 2008 balance at 2008 rate	USD Change	(1) Foreign Currency Adjustment	Gros Acquisition	(2) Foreign Currency Adjustment Gros Acquisition	As reported in the Cash Flow Stmt	Difference

Account Receivable	2,927,283	3,514,973	(587,690)	(628,816)			(41,126)	0
Advances to suppliers	639,949	640,420	(471)	(118,910)			(118,439)	0
Inventory	30,101,652	14,984,622	15,117,030	(3,398,351)	(19,555,652)	(2,917,674.39)	(1,877,403)	(0)
Other current assets	115,332	30,228	85,105	(9,079)			(94,184)	(0)
Accounts payable	(37,856,555)	(16,029,691)	(21,826,864)	3,865,677	19,555,652	2,917,674.39	9,054,563	0
							-
	(1) The formula used for the foreign currency adjustment is as follows:
	Beginning balance in tenge multiplied by the ending rate minus the beginning rate
	Plus the change in the account balance in tenge multiplied by the ending rate minus the average rate

	(2) The formula used for the foreign currency adjustment related to the Gros Acquisition is as follows:
	The amount of inventory/payable in tenge multiplied by the rate at date of acquisition less the average exchange rate.

Note 1 - Organization and Basis of Presentation, page F-7

29. We note that ARG is incorporated in Las Vegas, Nevada. We further note that SM Market and Gros conduct all of their operations in Kazakhstan. Please include parent only financial statements as an exhibit in accordance with Article 5-04 of Regulation S-X. Otherwise, please disclose that there are no restrictions on the transfer of your Kazakhstan operating entities’ net assets of more than 25% to the parent company. Please also refer to Article 1204 of Regulation S-X for the form and content of the parent only financial statements.

Response: We added additional disclosure in Note 20 “Restricted Net Assets” to present the parent only financial information.

Note 2 - Summary of Significant Accounting Policies. rage F-7 General

30. We note that rent expense is significant to income from operations for each period presented. As such, please include your accounting policy for your leases. Your policy should clearly explain how you assess each lease for classification as an operating or finance lease along with the corresponding accounting implications to your consolidated financial statements. Please refer to ASC 840 for guidance.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

Response: We added additional disclosure titled “Leases” in Note 2.

Inventory, page F-9

31. It appears from the amounts recognized in inventories on the balance sheet and the amounts of revenues and cost of revenue that you recognize all of the goods and products sold in your supermarkets initially as inventories. If our assumption is correct, it is unclear from your disclosures in the Form 8-K whether this is appropriate. In this regard, we note the following disclosures that suggest the majority of your goods and products sold in your supermarkets do not transfer risks of ownership to you:

●	On page 12, you note that you pay most of your suppliers only after goods are sold.

●	On page 17, you note that your suppliers must reimburse you for the cost of spoiled goods returned to you by your customers for a refund.

●	On page 20, you note that your contracts shift responsibility to your supplier if a customer is injured by the supplier's contract.

●
On page 24, you note that most of the goods you sell are taken on a consignment basis pursuant to which you are not obligated to pay the distributors until after goods are sold and unsold goods are returned.

Please advise. To the extent that you are not recognizing these goods as inventories in your balance sheet and then as cost of revenues in the income statement, please provide us a detailed explanation on how you determined that it is appropriate to recognize revenues for the sale of these goods on a gross basis rather than a net basis. Please refer to ASC 605-45 for guidance. Finally, please revise your disclosure to clearly communicate to investors what your inventories represent in light of the disclosures you have made regarding most of the goods you sell being on a consignment basis.

Response: The contracts we have with our suppliers provide for us bearing the risk of loss when we take possession of the goods.  Payment terms generally allow us to pay for the goods once they are sold due to the quick inventory turns in the supermarket business.  Our contract also provide for us returning spoiled or damaged goods. Also, per statute in Kazakhstan when goods are transferred from the supplier to the purchaser, the purchaser bears the risk of loss for those goods.  We have revised our disclosures to remove any reference to consignment sales as this was not correctly disclosed in the original filing.  We believe that we have properly reflected inventory, accounts payable, revenue and cost of revenue in our financial statements.

Note 4 - Advances to Suppliers, page F-13

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

32. We note your statement that suppliers commonly require advance payment in cash for their products. We further note your disclosure on page 12 that you pay most of your suppliers only after goods are sold. On page 24, you state that most of the goods you sell are on a consignment basis and you are not obligated to pay the distributors until after goods are sold. Please reconcile the potential inconsistency in these disclosures.

Response: Generally we receive products on credit and pay for them after receipt.  However for some vendors who provide perishable items and vendors that are located outside of our markets will generally want to be prepaid for inventory purchases.

Note 9 - Line of Credit, page F-15

33. Please disclose the interest rates for your line of credit for each period presented. Please also disclose the amount available for borrowing under the line of credit as of September 30, 2010 without violating any covenants.

Response: The disclosure states that the interest rate is between 15% and 17% for the period December 26, 2007 through December 26, 2009 and that the interest rate increases to 15% to 17% for the period from December 26, 2009 through December 26, 2010.  The disclosure also states that the credit limit is (575,277,600KZT or $3,842,852).  We added a comment that there are no available funds to borrow under the line of credit at December 31, 2010.

Note 11 – Convertible Note Payable, page F-15

34. We note your statement that you determined there is no beneficial conversion feature for the $1,201,000 convertible notes based on the intrinsic value. Please provide us your comprehensive analysis that demonstrates your conclusion that the convertible notes do not contain a beneficial conversion feature. In this regard, we note that the conversion rate is the lesser of $7.00 per share or $5.05 per share, which is based on your statement that the principal is convertible into 238,000 shares of common stock as of September 30, 2010. As you were not a publicly traded company at the date of issuance, the per share fair value of your common stock is not readily determinable. However, using total stockholders' equity and your outstanding and issued shares of common stock as a general benchmark as of September 30, 2010, your book value per share exceeds the effective conversion price Please refer to the guidance in ASC 470-20-30-3 — 30-8 and ASC 470-20-55.

Response: Per the agreement, the number of shares of common stock to be issued upon any conversion under this note shall equal (i) the principal amount of the note being converted divided by (ii) the conversion price. The conversion price shall equal the lesser of (I) $7.00 per share (adjusted for stock splits, dividends or combination of shares after the issuance of the note) or (II) the product of (x) 450% of (4.5 times) the Company’s net after-tax income for the year ended December 31, 2009 as set forth in financial statements audited and reported in accordance with US GAAP divided by (y) 14,000,000.  Using the above formula, the net income after tax at 12/31/2009 was $15,706,122.  We multiplied this value by the 450% to arrive at $70,677,549.  We then divided this number by the 14,000,000 shares to arrive at a conversion price of $5.05.  The book value of the company at September 30, 2010 and December 31, 2009 was $4.80 and $4.47, respectively.  Therefore, the value of the stock was less than the conversion price which led us to conclude that there was no beneficial conversion feature.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

Note 15 — Taxes, page F-18

35. We note your disclosure that the statutory tax rate for the Republic of Kazakhstan was 30% for fiscal year 2008 and 20% for fiscal year 2009 and thereafter. We further note your reconciliation of the statutory income tax rate and the effective income tax rate in which it appears you are implying that the difference in the foreign tax rate reduces the statutory rate to zero, meaning your foreign tax rate is zero. Please address these potential inconsistencies in your disclosure. Further, we note that you have applied the Republic of Kazakhstan's statutory rate as an uncertain tax position. Please explain why it appears as though you have taken the position in your previously filed tax returns that you do not owe any taxes under the Republic of Kazakhstan's tax rules and regulations. If this assumption is incorrect, please expand your disclosures to provide a detailed explanation of the uncertainties associated with positions you have taken in your previously filed tax returns and/or future tax returns.

Response: We have revised tax disclosure accordingly.

36. Please provide disclosures for your temporary and permanent differences in the bases of your assets and liabilities for financial statement reporting purposes and tax reporting purposes (i.e your deferred tax assets and liabilities). In this regard, we note that your provision for income taxes for fiscal year 2009 includes a deferred portion. To the extent that there were no basis differences for fiscal year 2008, please disclose this fact along with an explanation as to why. Please refer to ASC 740-10-50-2 — 50-7 for guidance.

Response: We updated the disclosure to reflect that there is no deferred tax portion of tax expense.

Note 17 — Acquisitions, page F-20

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

37. Please provide with all of the material facts surrounding the ultimate acquisition of Gros and the reverse merger with ARG. Specifically, please address each of the following:

●
We note your disclosure that Eldorado made a cash payment of $60,255,247 as of December 31, 2008. Please tell us who received this payment. Please tell us what consideration Eldorado received in exchange for the cash payment (e.g., shares of common stock in Gros). Please confirm to us the date of the cash payment and the date the corresponding consideration was received by Eldorado. Please tell us how this transaction was accounted for in Gros' US GAAP financial statements, including the journal entries made, if any. If this transaction had an impact to SM Market's US GAAP financial statements, please tell us how the transaction was accounted for, including the journal entries made and the accounting literature that supports the accounting. Please tell us Gros' US GAAP total equity as of December 31, 2008.

●
We note that SM Market made a cash payment of $39,744.753 during fiscal year 2009 in accordance with the March 1, 2009 asset purchase agreement. Please tell us who received this payment. Please tell us what consideration SM Market received in exchange for the cash payment (e.g., shares of common stock in Gros). Please confirm to us the date of the cash payment(s) and the date the corresponding consideration was received by SM Market. Please tell us how this transaction was accounted for in SM Market's US GAAP financial statements, including the journal entries made and the accounting literature that supports the accounting. Please tell us Gros' US GAAP total equity as of January 1, 2009 and March 1, 2009.

●
We note that Eldorado and SM Market entered into an agreement in connection with SM Market's March 1, 2009 asset purchase agreement for Gros. If Eldorado has a financial interest (e.g., owner of a certain percentage of common stock) in SM Market prior to the signing of this agreement, please tell us what that financial interest is along with Eldorado's ownership percentage. Please tell us what consideration was exchanged by both parties m connection with this agreement, including the date of the exchange. Please tell us how this consideration was reflected in SM Market's US GAAP financial statements, including how the fair value of the consideration exchanged was determined. Please tell us how this agreement was reflected in SM Market's US GAAP financial statements, including the authoritative literature that supports the accounting.

Response: The acquisition of Gros was for $100,000,000.  As disclosed in the financial statements, ARG paid approximately $40,000,000 and Eldorado paid approximately $60,000,000.  Eldorado and SM Market paid the money directly to the shareholders of Gros.  The payment from Eldorado was made in December 2008 and the payment from ARG were made on various dates beginning on January 2, 2009.   The acquisition of Gros was accounted for in accordance with ASC 805.
38. Please provide us copies of the agreements/contracts/documents that support each of the transaction discussed above. To the extent that there were other related/relevant transactions that have not specifically been discussed above, please provide us copies of the documentation supporting those transactions, a detailed explanation of the transactions, and how those transactions have been accounted for on the relevant financial statements.

Response: We have filed the requested documents as exhibits to current report on Form 8-K/A filed concurrently with this response.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

39. Please explain to us why the payment amount reflected in the consolidated statement of cash flows is $44,049,344 instead of the $39,744,753 paid by SM Market during fiscal year 2009, resulting in a difference of $4,304,591. As part of your explanation, please tell us how the difference has been reflected in the consolidated balance sheet and/or the consolidated statements of income.

Response: We inadvertently used the average rate, when we should have used the spot rate at the date of the acquisition.  We have updated the cash flow statement, accordingly.

40. We note your disclosure that ARG issued its shares of common stock to Eldorado based on the cash payment by Eldorado as of December 31, 2008. We further note your statement in Note 1 that ARG acquired all of the outstanding share capital of SM Market in exchange for 12,000,000 shares of ARG's common stock. Please reconcile these two statements for us. Specifically, please tell us the name of the person or entity that received shares of ARG's common stock as part of this transaction, including the number of shares received and the corresponding equity ownership percentage. Please also tell us the specific consideration (e.g., shares of common stock in SM Market or shares of common stock in Gros) each person or entity gave to ARG in return.

Response: 12,000,000 shares were issued as follows:

Eldorado	10,800,000 shares
Anar B. Telgaraeva	299,838 shares
Anar B. Boranbaeva	252,000 shares
Nazipa I. Kayrasheva	216,000 shares
Moldir B. Saletbaeva	216,000 shares
Aigul M. Nurgalieva	216,000 shares
Farida I. Yazdigani	162 shares

Eldorado effectively contributed $60,000,000 to SM Market for the acquisition of Gros for a controlling interest in the future holding company (ARG) of SM Market.  When the reverse merger took place in March 2010, Eldorado had a 54% (controlling) interest in the ARG (the US holding company).

41. We note that you issued stock to Eldorado for its ownership interest in Gros and also for future services to be provided. Please revise your disclosure to separately state the number of shares issued to Eldorado for its interest in Gros and for the future services Eldorado agreed to provide. Please also separately present these issuances in your consolidated statements of stockholders' equity. Please also confirm that you recognized the fair value of the shares issued for future services as an expense, including the amount and location on your consolidated statements of income.

Response: Eldorado received its 10,800,000 shares for its cash payment of $60,000,000 for the acquisition of Gros.  Under the terms of the agreement with Eldorado, they were provided a consulting agreement to assist with the goal of transforming SM Market into a US public company.  The service agreement was simply to let Eldorado be involved in decisions to get the ARG public in the US .  The consideration received for the shares issued to Eldorado was all attributed to the cash payment and no value has been placed on the services agreement.  The service agreement let Eldorado have a voice in the decision making process to help protect their $60,000,000 investment.

42. We note your disclosure that in addition to the lease commitments for the 40 operating stores, you also acquired licenses and rights to operate the same 40 stores and the rights to certain intellectual property. However, you have not recognized intangible assets for these assets. ASC 805-20-25-1 requires the recognition of all identifiable assets acquired separately from goodwill. ASC 805-20-254 notes that this may include the recognition of assets that were not previously recognized by the acquiree. Please either restate your identification of assets acquired and the corresponding fair values as of January 1, 2009, or provide us a detailed explanation why you do not believes the licenses and rights acquired to operated the 40 stores and the rights acquired to certain intellectual property did not have a fair value as of January 1, 2009. Please refer to ASC 805-20-55-2 — 55-51 for additional guidance.

Response: According to an appraisal performed on the acquisition of Gros, no value was assigned to the lease rights.

Pro Forma Combined Financial Statements

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

43. Please revise the pro forma earnings per common share to reflect the shares held by Resource Acquisition Group, Inc. at the date of the reverse merger as if those shares were issued and outstanding as of January 1, 2009. In this regard, we note your disclosure that there were 20,801,603 shares of common stock issued and outstanding as of February 14, 2011, of which 801,603 shares were held by Resource Acquisition Group, Inc. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Response: We revised the proforma disclosures to reflect 20,801,603 shares outstanding as of January 1, 2009.

44. Please provide us your consolidated statement of stockholders' equity that has been retroactively adjusted to reflect the reverse merger transaction as of December 31, 2010. Please provide us explanations for the adjustments made to retroactively reflect the reverse merger transaction, as appropriate.

Response: See proforma statement of stockholders’ equity below:

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained	Total Stockholders’
	Shares	Amount	Capital	Income (loss )	Earnings	Equity

Balance December 31, 2009	12,000,000	12,000	70,905,100	(16,867,271)	35,403,957	89,453,786

Foreign currency translation adjustment				2,293,687		2,293,687
Reverse acquisition of SM Market, LLP	8,000,000	8,000	(8,000)			—
Reverse merger with Resource Acquisition Group	801,603	802	(106,574)			(105,772)
Net income for the year ended December 31, 2010					18,707,917	18,707,917

Balance December 31, 2010	20,801,603)	$20,802	$70,790,526	$(14,573,584	$54,111,874	$110,349,618

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

Exhibits

45. Disclosure in "Note 17 — Acquisitions" on page F-20 indicates that the company completed its acquisition of Gros Chain of Supermarkets, LLP in 2009. Please tell us what consideration you have given to filing the asset purchase agreement dated March 1, 2009 as an exhibit. See Item 601(b)(10) of Regulation S-K.

Response: We have filed the asset purchase agreement March 1, 2009 as an exhibit to the amended current report on Form 8-K/A filed concurrently with this response.

46. Please tell us what consideration you have given to filing the ELIKA loan agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

Response: We have filed the ELIKA loan agreement as an exhibit to the amended current report on Form 8-K/A filed concurrently with this response.

Exhibit 2.1

47. We note that you omitted exhibit A to the share exchange agreement filed as exhibit 2.1 to the Form 8-K. Item 601(b)(2) of Regulation S-K requires inclusion of an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. Please revise.

Response: We have filed the shares exchange agreement complete with Exhibit A as an exhibit to the amended current report on Form 8-K/A filed concurrently with this response.

10-K

Exhibits 31.1 and 31.2

48. We note that the certifying individuals included their titles in the opening lines of these certifications. In future filings, please refrain from including the titles of the certifying officers at the beginning of the certification.

Response: We will reflect this in our future filings.

49. We note that you omit the internal control over financial reporting language from the introductory portion of paragraph 4 and that you omit paragraph 4(b) relating to internal control over financial reporting. Please amend the Form 10-K to include full Item 9A disclosure and the financial statements. For guidance, you may refer to Interpretation 246.13 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" on the Commission's website at http://ww-w.sec.gov.

Response: We have filed concurrently with this response an amended Form 10-K with full Item 9A disclosure and the financial statements reflecting this comment.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
March 31, 2011

The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

Resource Acquisition Group, Inc.

By:	/s/ Soledad Bayazit
Name: Soledad Bayazit
Title: Chief Executive Officer